United States securities and exchange commission logo





                                May 22, 2020

       Benny Zhu
       Chief Executive Officer
       Haibo SYM, Inc.
       41 Meadowview Lane
       Berkeley Heights, New Jersey 07922-1327

                                                        Re: Haibo SYM, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 27,
2020
                                                            File No. 024-11203

       Dear Mr. Zhu:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. You state that you may conduct one or more closings and that until you complete a closing, funds will be
maintained in an escrow account. However, we note your
                                                        disclosure on page 13
and elsewhere that funds tendered to the company will be
                                                        immediately available.
Please reconcile or advise.
       Risk Factors
       "Haibo is an early stage company and has limited financial resources.", page 6

   2. You state in this risk factor that your "current plan is to open the initial facility in
                                                        September 2019." Since
your business plan is to develop a mobile application, please explain the reference
to a "facility." Also, if the reference is correct, please update the disclosure as the
specified date has passed.
 Benny Zhu
FirstName LastNameBenny Zhu
Haibo SYM, Inc.
Comapany NameHaibo SYM, Inc.
May 22, 2020
Page 2
May 22, 2020 Page 2
FirstName LastName
"The ability of our executive officers and directors to control our business...", page 9

3. We note your risk factor on page 9 that discloses "Our executive officers and directors will beneficially own preferred stock that grants them a 51% vote in all shareholder elections." However, you do not appear to have any outstanding preferred stock. Please reconcile or advise.
Management's Discussion and Analysis or Plan of Operation, page 18

4. Please disclose your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. In addition, disclose your estimated cash needs for the next 12 months and disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. Please refer to Item
         9(c) of Form 1-A.
Business, page 21

5. We note that you signed an agreement with Shanghai Hi-Tech Development Co., Ltd. to develop your application. We further note that pursuant to Section 5 of the agreement, the developer will maintain control of the intellectual property and license it to the company.
         Please revise your disclosure to provide the terms of the agreement, including the intellectual property rights. In addition, provide risk factor disclosure regarding the fact that the company will not have control of the intellectual property associated with the application.
Exhibits

6. We note your disclosure on page 15 that forms of the Subscription Agreement were filed as Exhibits 4.1 and 4.2, but they do not appear to have been filed. Please revise to file the
         Subscription Agreement as an exhibit.
General

7. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status such as the unavailability of Rule 144 for the resale of securities, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.
8. We note your disclosure that you are an Emerging Growth Company and intend to become an Exchange Act reporting company. Please revise your disclosures to clearly indicate whether the company intends to file a Form 8-A to become an Exchange Act
 Benny Zhu
Haibo SYM, Inc.
May 22, 2020
Page 3
       reporting company with qualification. Provide additional disclose regarding the consequences of not becoming an Exchange Act reporting company, including that the applicability of Emerging Growth Company status and other reporting requirements.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                             Sincerely,
FirstName LastNameBenny Zhu
                                                             Division of
Corporation Finance
Comapany NameHaibo SYM, Inc.
                                                             Office of
Technology
May 22, 2020 Page 3
cc:       Frank J. Hariton
FirstName LastName